

Mark Koepsel

Extensive International Commercial Experience Transforming Growth & Profitability, Improves Operational Performance

Alpharetta, Georgia, United States · **Contact info**

125 connections

 The Tensar Corporation

 University of Wisconsin

Experience



Executive Vice President, Operations
The Tensar Corporation
2010 - Present · 12 yrs 2 mos
Alpharetta, GA

Tensar is a global market leader for geo-grid earth stabilization with $200 Million Sales
• Leads the process for building an engine of Commercial Excellence, differentiating Tensar from the competition and adding enterprise va ...see more



Vice President, Operations
Ampad
2006 - 2010 · 4 yrs
Matamoros Area, Mexico

Arcapita Private Equity Portfolio Company with $270M sales in consumer office paper products
• Drove $13 Million of annualized operations and supply chain productivity, added $90M in enterprise value in four years resulting in dives ...see more



Director of North American Operations
American Standard
1998 - 2006 · 8 yrs

Recruited into a profitable metal, acrylic, and ceramic division of a $5B company facing headwinds in increasingly competitive global markets compounded by highly contentious labor environments. Provided leadership for five business units across Canada, Mexico, and the US foi ...see more



Director Process Improvement
American Standard Inc. Americas Sector
1993 - 1996 · 3 yrs



Manager of Manufacturing
American Standard, Inc. – Enamel Cast Iron Division
1988 - 1993 · 5 yrs

See all 8 experiences